UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT
MasterBrand, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-41545	88-3479920
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3300 Enterprise Parkway, Suite 300
Beachwood, OH	44122
(Address of principle executive offices)	(Zip code)

Andrean Horton
(877) 622-4782
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
 __X__Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
______Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
The Conflict Minerals Report for the calendar year ended December 31, 2024, is attached as Exhibit 1.01 to this report.
Item 1.02 Exhibit
Exhibit 1.01 to this report is MasterBrand, Inc.’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.
Section 2 - Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 - Exhibits
Exhibit Number	Description
1.01	MasterBrand, Inc. Conflict Minerals Report for the period January 1, 2024 through December 31, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MASTERBRAND, INC.

By:	/s/ Andrean Horton
Andrean Horton
EVP, Chief Legal Officer and Secretary

Dated: June 2, 2025